SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q3 ’18 Earnings Results

I. Performance in Q3 2018 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q3 18	Q2 18	Q3 17	QoQ	YoY
Quarterly Results
Revenues	6,103	5,611	6,973	9%	-12%
Operating Income	140	-228	586	N/A	-76%
Income before Tax	110	-340	599	N/A	-82%
Net Income	18	-301	477	N/A	-96%

II. IR Event of Q3 2018 Earnings Results

1. Provider of Information: IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q3 18 Earnings Results of LG Display

4. Date & Time:	10:00 (KST) on October 24, 2018

5. Venue & Method:	Earnings release conference call in Korean/English

- Please refer to the IR homepage of LG Display Co., Ltd. at

www.lgdisplay.com

6. Contact Information

1)	Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Daniel Kim, Manager, IR Team (82-2-3777-1010)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Q3 18 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q3 18 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Third Quarter 2018 Results

SEOUL, Korea (Oct. 24, 2018) – LG Display reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending September 30, 2018.

•

Revenues in the third quarter of 2018 increased by 9% to KRW 6,103 billion from KRW 5,611 billion in the second quarter of 2018 and decreased by 12% from KRW 6,973 billion in the third quarter of 2017.

•

Operating profit in the third quarter of 2018 recorded KRW 140 billion. This compares with the operating loss of KRW 228 billion in the second quarter of 2018 and the operating profit of KRW 586 billion in the third quarter of 2017.

•	EBITDA in the third quarter of 2018 was KRW 1,020 billion, compared with EBITDA of KRW 681 billion in the second quarter of 2018 and with EBITDA of KRW 1,420 billion in the third quarter of 2017.

•

Net income in the third quarter of 2018 was KRW 18 billion, compared with the net loss of KRW 301 billion in the second quarter of 2018 and with the net income of KRW 477 billion in the third quarter of 2017.

LG Display recorded KRW 6,103 billion in revenues, a quarter-on-quarter increase of 9% due to strong seasonality in the third quarter of 2018, and turned black, generating KRW 140 billion. This was driven by an increase in LCD panel prices and the company’s focus on differentiated products such as OLED TV panels and high-end IT products, as well as by favorable foreign exchange rate movement.

LG Display has been pioneering the large-size OLED TV panel market since January 2013 when it became the first in the world to start mass production of OLED TV panels. From then on, the company has diversified its customer base through continually introducing cutting-edge, innovative products such as Wallpaper OLED TV panels and Crystal Sound OLED (CSO) panels.

The company’s OLED TV panel business has finally turned to profit in the third quarter of 2018, after five years of growth. The sales volume of OLED TV panels has increased to over 1.7 million panels in 2017, a jump from only 200,000 in 2013, driven by successful global sales.

Panels for TVs accounted for 41% of the revenue in the third quarter of 2018, mobile devices for 21%, tablets and notebook PCs for 20%, and desktop monitors for 18%.

LG Display recorded 119% in the liability-to-equity ratio, 91% in the current ratio, and 33% in the net debt-to-equity ratio as of September 30, 2018. The increased ratios of liability-to-equity and net debt-to-equity compared with the previous quarter were mainly due to the company’s strategic investment into the shift toward a more OLED-focused business structure.

“Panel area shipments in the fourth quarter are expected to increase by a low to mid-single digit percentage due to the seasonality effect. Panel price trends are expected to vary by product size and segment,” said Don Kim, CFO of LG Display.

He added, “2018 and 2019 are critical years for LG Display as it transforms into a more OLED-focused business structure. We will do our best to maximize profitability by expanding our OLED business portfolio while accelerating our pursuit of a differentiated strategy for our LCD business.”

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Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on October 24, 2018 starting at 10:00 a.m. Korea Standard Time to announce the third quarter of 2018 earnings results. Investors can listen to the conference call via https://events.arkadin.com/ev/APAC/kr/lgd18q3webcast

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal (TFT-LCD) and OLED displays, as well as the global pioneer in OLED lightning. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. It also produces a wide range of OLED light panels for the automotive and interior design sectors. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, Poland, and Vietnam. The company has approximately 54,000 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Heeyeon Kim, Vice President and Head of Investor Relations

Tel: +822-3777-1010

Email: ir@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: October 24, 2018	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President